JPMORGAN TRUST I

245 PARK AVENUE

NEW YORK, NEW YORK 10167

VIA EDGAR

May 3, 2010

Vincent J. Di Stefano

Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Re: JPMorgan Trust I (“Trust”);

File Nos. 333-103022; 811-21295 – Post-Effective Amendment No. 108)

Dear Mr. Di Stefano:

Pursuant to Rule 461 under the Securities Act, on behalf of the Trust and the Trust’s principal underwriter, JPMorgan Distribution Services, Inc., we respectfully request that the above-referenced Post-Effective Amendment be declared effective on Monday, May 3, 2010, or as soon as possible thereafter.

Please direct any questions concerning this request for accelerated effectiveness to Elizabeth Davin at (614) 248-7598 or, in her absence, Gregory Samuels (212) 648-0472.

Very Truly Yours,

JPMORGAN TRUST I

/s/ ELIZABETH A. DAVIN

Elizabeth A. Davin, Esq.

Secretary

JPMORGAN DISTRIBUTION SERVICES, INC.

/s/ JESSICA K. DITULLIO

Jessica K. Ditullio, Esq.

Assistant Secretary